AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 12, 1998

                                                REGISTRATION NO. 333-63117
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                             AMENDMENT NO. 1

                                    TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

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                               BEA SYSTEMS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

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                  DELAWARE                              77-0394711
        (STATE OR OTHER JURISDICTION                 (I.R.S. EMPLOYER
     OF INCORPORATION OR ORGANIZATION)            IDENTIFICATION NUMBER)

                  2315 NORTH FIRST STREET, SAN JOSE, CA 95131
                                (408) 570-8000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRAR'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------

                            WILLIAM T. COLEMAN III
                PRESIDENT, CHIEF EXECUTIVE OFFICER AND CHAIRMAN
                  2315 NORTH FIRST STREET, SAN JOSE, CA 95131
                                (408) 570-8000
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
                           MICHAEL C. PHILLIPS, ESQ.
                              CORI M. ALLEN, ESQ.
                            MORRISON & FOERSTER LLP
                755 PAGE MILL ROAD, PALO ALTO, CALIFORNIA 94304
                                (650) 813-5600

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  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

  If the only securities on this Form are being offered pursuant to dividend or reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR   +
+THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE        +
+SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED NOVEMBER 12, 1998

PROSPECTUS

                               BEA SYSTEMS, INC.

      $250,000,000 OF 4% CONVERTIBLE SUBORDINATED NOTES DUE JUNE 15, 2005

                        9,467,450 SHARES OF COMMON STOCK

  This Prospectus relates to the offering for resale by certain selling securityholders set forth herein (the "Selling Securityholders") of up to an aggregate of $250,000,000 of 4% Convertible Subordinated Notes due June 15, 2005 (the "Notes") of BEA Systems, Inc., a Delaware corporation ("BEA" or the "Company") and 9,467,450 shares of Common Stock, par value $.001 per share (the "Shares") that are issuable upon conversion of the Notes at the conversion rate of 37.8698 shares per $1,000 principal amount of Notes, subject to adjustment in certain events. The Notes offered hereby were originally offered by the Company in a private placement.

  The Notes will be convertible at the option of the holder into shares of Common Stock of the Company at any time on or after September 6, 1998 and prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion rate of 37.8698 shares per $1,000 principal amount of Notes (equivalent to an approximate conversion price of $26.41 per share), subject to adjustment in certain events. On November 11, 1998, the last reported bid price of the Company's Common Stock, which is quoted on the Nasdaq National Market under the symbol "BEAS", was $22.9375 per share.

  Interest on the Notes is payable on June 15 and December 15 of each year, commencing on December 15, 1998. The Notes will not be subject to redemption prior to June 20, 2001, and will be redeemable on and after such date at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice to each Holder, at the redemption prices set forth herein, plus accrued interest, if any, to the redemption date; provided, however, that the Notes will not be redeemable during the period beginning on June 20, 2001 and ending on June 17, 2003 unless the last reported bid price for the Common Stock is at least 140% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending within five trading days of the call for redemption. The Notes are not entitled to any sinking fund. The Notes will mature on June 15, 2005.

  In the event of a Change in Control (as defined herein), each holder of Notes may require the Company to repurchase its Notes, in whole or in part, for cash or, at the Company's option, Common Stock (valued at 95% of the average closing bid prices for the five trading days immediately preceding and including the third trading day prior to the repurchase date) at a repurchase price of 100% of the principal amount of Notes to be repurchased, plus accrued interest to the repurchase date.

  The Notes are unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company and effectively subordinated in right of payment to all indebtedness and other liabilities of the Company's subsidiaries. As of July 31, 1998, the aggregate amount of outstanding Senior Indebtedness of the Company was approximately $28.9 million and the Company's subsidiaries had approximately $21.2 million of indebtedness and other liabilities outstanding (excluding liabilities of a type not required to be reflected in a balance sheet in accordance with generally accepted accounting principles and intercompany liabilities) to which the Notes would have been effectively subordinated. The Indenture will not restrict the Company or its subsidiaries from incurring additional Senior Indebtedness or other indebtedness. See "Description of Notes--Subordination."

  THE SECURITIES OFFERED HEREBY INVOLVE CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  The Selling Securityholders from time to time may offer and sell the Notes and Shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution."

  The Company will not receive any of the proceeds from the sale of Shares by the Selling Securityholders but has agreed to bear certain expenses of registration of the Shares under federal and state securities laws.

  The Selling Securityholders and any agents or broker-dealers that participate with the Selling Securityholders in the distribution of Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the resale of the Shares may be deemed to be underwriting commissions or discounts under the Securities Act.

                The date of this Prospectus is           , 1998

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   3
Incorporation of Certain Documents by Reference............................   3
The Company................................................................   5
Recent Events..............................................................   6
Use of Proceeds............................................................   7
Ratio of Earnings to Fixed Charges.........................................   7
Risk Factors...............................................................   8
Selling Securityholders....................................................  16
Description of Notes.......................................................  21
Plan of Distribution.......................................................  32
Experts....................................................................  33
Legal Matters..............................................................  33

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER DESCRIBED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SECURITYHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE UNDER THIS PROSPECTUS SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATE OF ANY DOCUMENTS INCORPORATED HEREIN BY REFERENCE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, OR AN OFFER OR SOLICITATION IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH STATE.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http://www.sec.gov) containing reports, proxy and information statements and other information of registrants, including the Company, that file electronically with the Commission. In addition, the Common Stock is listed on the Nasdaq National Market and similar information concerning the Company can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

  The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Shares, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

  a. The Company's Annual Report on Form 10-KSB for the year ended January 31, 1998;

  b. The Company's Quarterly Reports on Form 10-Q for the quarters ended April 30, 1998, as amended September 10, 1998, and July 31, 1998;

  c. The Company's Current Reports on Form 8-K dated as of June 30, 1998, September 10, 1998 and October 15, 1998, as amended October 29, 1998; and

  d. The description of the Registrant's Common Stock contained in the Registrant's Registration Statement on Form 8-A (File No. 000-22369).

  Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

  Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to Kevin A. Faulkner, Senior Director--Investor Relations, 2315 North First Street, San Jose, California 95131, telephone number: (408) 570-8000.

                                  THE COMPANY

  BEA Systems, Inc. ("BEA" or the "Company") is a leading provider of cross-platform middleware solutions for enterprise applications. BEA's products and services enable mission-critical applications to work seamlessly in distributed computing, Internet, and legacy environments. BEA provides transactional, messaging, and distributed object-based software for developing and deploying these enterprise applications. In addition, BEA provides complete enterprise middleware solutions through its partner network, and a full range of services including consulting, training and support. The flagship of the BEA enterprise middleware solution is BEA TUXEDO, a software platform that manages transactions and communications for enterprise-wide applications, enabling organizations to realize the benefits offered by distributed computing environments while preserving the traditional advantages of mainframe-based systems. BEA products provide a middleware software infrastructure that supports thousands of simultaneous users distributed worldwide.

  BEA's products are marketed and sold by the Company's direct sales force through a network of 51 offices in 24 countries worldwide and also indirectly by its distribution partners. BEA's products have been adopted by customers in a wide variety of industries, including telecommunications, banking and finance, manufacturing, retail, technology and transportation. The total number of customers using the Company's products is approximately 2,000 worldwide. These customers include: The AT&T Corp., Bell Communications Research, Inc., The Boeing Company, Deutsche Telekom, Federal Express Corp., Fidelity Investments, The Gap, Inc., McKesson Corp., Motorola, Inc., Nippon Telephone & Telegraph, Norwest Corporation, United Airlines, Inc., U.K. Employment Services, Union Pacific Railroad and Walgreen Co. In addition, the Company partners with independent software vendors ("ISVs") such as PeopleSoft, Inc. and Clarify, Inc. and computer hardware manufacturers such as Hewlett-Packard, IBM and Unisys to sell BEA products to enterprise customers.

  Over the past decade, the information systems of many organizations have been evolving from traditional mainframe systems to distributed computing environments. This evolution has been driven by the benefits offered by distributed computing, including lower incremental technology costs, faster application development and deployment, increased flexibility and improved access to business information. However, the inherent technical and business limitations of distributed computing have generally precluded its use for complex, large-scale, mission-critical applications, such as airline reservations, credit card processing and customer billing and support systems, that enable and support fundamental business processes. These shortcomings include the limited scalability, reliability and interoperability of distributed computing environments. In addition, it has been difficult to integrate distributed computing technologies with existing mission-critical applications, limiting organizations' ability to leverage their substantial investments in legacy systems and existing personnel and skills.

  BEA's products and services enable companies to overcome the limitations of distributed computing for mission-critical applications. The Company's enterprise middleware solutions, featuring time-tested and market-proven BEA TUXEDO technology, provide a middleware platform that addresses the scalability, manageability, platform independence, interoperability, integrity, reliability and security requirements of complex, large-scale, distributed computing in the heterogeneous environments present in most major organizations. The BEA solution allows companies to leverage their substantial investments in legacy systems, significantly extending the useful lives of mainframe and programmer assets while exploiting the benefits offered by distributed computing. The Company also offers solutions that enable customers to quickly develop secure, reliable applications on the Internet that interoperate with new and existing systems.

  The Company's objective is to establish its middleware solutions as the industry standard for developing, deploying and managing distributed mission-critical applications. To this end, BEA intends to enhance its technological leadership by adding new functionality to its products; expand its global distribution facilities to complement its direct sales, services, training and support capabilities; promote the embedding of BEA products into the product offerings of ISVs to accelerate the acceptance of BEA products; leverage strategic partnerships to augment the efforts of its direct sales force; and provide the software and services necessary to conduct safe, reliable enterprise transactions over the Internet.

  From its inception, the Company has made a number of strategic acquisitions. The Company acquired worldwide exclusive rights to TUXEDO from Novell, Inc. ("Novell") in February 1996, acquired Information Management Company ("IMC") and Independence Technologies, Inc. ("ITI"), two leading distributors of TUXEDO, in September 1995 and November 1995, respectively, and acquired a number of other TUXEDO distribution, sales and support organizations between May 1996 and December 1996. In March 1997, the Company acquired exclusive rights to MessageQ, ObjectBroker and other related products from Digital Equipment Corporation ("Digital"). See Note 4 of Notes to Consolidated Financial Statements in the Company's Annual Report on Form 10-KSB. In the quarter ended January 31, 1998, the Company acquired a business unit of Nocom Nordic Communications AB ("Nocom"), and in the quarter ended April 30, 1998, the Company acquired a business unit of Penta Systems Technology, Inc. ("Penta"). In April 1998, the Company acquired the Leader Group, Inc. ("Leader Group"), a Denver-based consulting services firm. Most recently, on June 16, 1998, the Company purchased the TOP END enterprise middleware technology and product family ("TOP END") from NCR Corporation ("NCR") and, on July 20, 1998 acquired Entersoft a New Jersey based consulting services firm. See "Risk Factors--Past and Future Acquisitions; Risks Associated with TOP END Acquisition."

  The Company was incorporated in Delaware in January 1995 under the name BEA Enterprises, Inc. and changed its name to BEA Systems, Inc. in September 1995. References herein to "BEA" or the "Company" refer to BEA Systems, Inc., its subsidiaries and predecessor entities acquired in previous acquisitions. The Company's headquarters are located at 2315 North First Street, San Jose, California 95131, and its telephone number is (408) 570-8000.

                                 RECENT EVENTS

ACQUISITION OF WEBLOGIC, INC.

  Pursuant the terms of the Agreement and Plan of Reorganization dated as of September 24, 1998 between and among the Company, WebLogic, Inc. ("WebLogic") and Charlotte Acquisition Corp. ("Charlotte") (the "Merger Agreement"), the Company completed the merger of Charlotte, a wholly-owned subsidiary of the Company, with and into WebLogic (the "Merger") on September 30, 1998. The transaction was accounted for using the pooling of interests method.

                                USE OF PROCEEDS

  All of the Notes and Common Stock offered hereby (the "Securities") are offered by the Selling Securityholders. The Company will not receive any of the proceeds from the sale of Securities by the Selling Securityholders, but has agreed to bear certain expenses of registration of the Securities offered hereby under federal and state securities laws.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The Company's ratio of earnings to fixed charges for each of the periods indicated is as follows (in thousands):

                    RATIO OF EARNINGS TO FIXED CHARGES

                                       SIX MONTHS
                                         ENDED    FISCAL YEARS ENDED JANUARY
                                        JULY 31,             31,
                                       ---------- ----------------------------
                                          1998      1998      1997      1996
                                       ---------- --------  --------  --------
Loss before income taxes..............  $(39,724) $(20,068) $(87,034) $(17,680)
Add fixed charges.....................     5,162     8,531     8,238       193
                                        --------  --------  --------  --------
Earnings (as defined).................  $(34,562) $(11,537) $(78,796) $(17,487)
                                        ========  ========  ========  ========
Fixed charges:
  Interest expense....................     3,785     6,054     6,727        89
  Portion of rent expense representa-
   tive of interest...................     1,377     2,477     1,511       104
                                        --------  --------  --------  --------
    Total fixed charges...............  $  5,162  $  8,531  $  8,238  $    193
                                        ========  ========  ========  ========
Ratio of earnings to fixed charges....     *         *         *         *
                                        ========  ========  ========  ========

--------

* Earnings (as defined) were insufficient to cover fixed charges by $39,724, $20,068, $87,034 and $17,680 for the six month period ended July 31, 1998 and the fiscal years ended January 31, 1998, 1997 and 1996, respectively.

                               RISK FACTORS

  Investors should carefully consider the following risk factors in evaluating an investment in the Common Stock offered hereby. This Prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements in this prospectus other than statements of historical fact are "forward-looking statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, forward-looking statements contain words an be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue," or the negative thereof or other comparable terminology. BEA's actual results could differ materially from these projected or assumed in these forward-looking statements because of risks and uncertainties, including risks and uncertainties described in the risk factors below and elsewhere in this Prospectus. We assume no obligation to update any such forward-looking statement or reason why actual results might differ.

LIMITED OPERATING HISTORY; INTEGRATION OF ACQUISITIONS; NO ASSURANCE OF PROFITABILITY

  BEA was incorporated in January 1995 and therefore has a limited operating history. We have generated revenues to date primarily from sales of BEA TUXEDO, a product to which we acquired worldwide rights in February 1996, and from fees for related services. We have also acquired a number of businesses, technologies and products, most recently WebLogic, Inc. Our limited operating history and the difficulties of integrating a number of separate and independent business operations subject our business to numerous risks. At July 31, 1998, we had an accumulated deficit of approximately $173 million. In addition, in connection with certain acquisitions completed prior to July 31, 1998, we recorded approximately $234.2 million as intangible assets, approximately $158.7 million of which has been amortized and approximately $75.5 million of which we expect to amortize in future periods through our fiscal year ending January 31, 2004. We expect to expense to cost of revenues and general and administrative expenses $26.0 million of such intangible assets in the fiscal year ending January 31, 1999 and $30.8 million in the fiscal year ended January 31, 2000. If we acquire additional businesses, products and technologies in the future, we may report additional, potentially significant, expenses related thereto. If future events cause the impairment of any capitalized intangible assets, we may have to amortize expenses sooner than we expect. For the foregoing reasons, there can be no assurance that we will be profitable in any future period and recent operating results should not be considered indicative of future financial performance.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  We expect to experience significant fluctuations in our future quarterly operating results as a result of many factors, including:

  . the size and timing of customer orders, introduction or enhancement of our products or our competitors' products

  .  market acceptance of middleware products

  .  the lengthy sales cycle for our products

  .  technological changes in computer systems and environments

  . structure and timing of acquisitions of businesses, products and technologies, including the acquisition of the TOP END enterprise middleware technology and product family from NCR and the WebLogic application server technology

  . the impact and duration of deteriorating economic and political conditions in Asia and related declines in Asian currency values

  . general economic conditions which can affect our customers' capital investment levels

  . our ability to develop, introduce and market new products on a timely basis

  . changes in our or our competitors' pricing policies, customer order deferrals in anticipation of future new products and product enhancements

  .  our success in expanding our sales and marketing programs

  .  the mix of our products and services sold, mix of distribution channels

  .  our ability to meet the service requirements of our customers

  . costs associated with acquisitions, including the acquisition of the TOP END enterprise middleware technology and product family from NCR, and the WebLogic acquisition

  .  the terms and timing of financing activities

  . loss of key personnel and fluctuations in other foreign currency exchange rates

  . interpretations of the recently introduced statement of position on software revenue recognition.

  As a result of all of these factors, we believe that quarterly revenues and operating results are difficult to forecast and period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

  Our revenues are derived from large orders as customers deploy our products throughout their organizations. Increases in the revenue size of individual license transactions also increase the risk of fluctuation in future quarterly results. If we cannot generate large customer orders, or customers delay or cancel such orders in a particular quarter, it will have a material adverse effect on our revenues and, more significantly on a percentage basis, our net income or loss in that quarter. Moreover, we typically receive and fulfill a majority of our orders within the quarter, with a substantial portion occurring in the last month of a fiscal quarter. As a result, we may not learn of revenue shortfalls until late in a fiscal quarter. Additionally, our operating expenses are based in part on our expectations for future revenue and are relatively fixed in the short term. Any revenue shortfall below our expectations could have an immediate and significant adverse effect on our results of operations.

  As is common in the software industry, we believe that a variety of factors cause our fourth quarter orders to be favorably impacted, including year-end capital purchases by larger corporate customers and sales incentive programs. This increase typically results in first quarter customer orders being lower than orders received in the immediately preceding fourth quarter. We anticipate that this seasonal impact is likely to increase as we continue to focus on large corporate accounts.

  Similarly, shortfalls in our revenues and earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of our Common Stock. Moreover, our stock price is subject to the volatility generally associated with software and technology stocks and may also be affected by broader market trends unrelated to our performance may also affect our stock price.

RISKS ASSOCIATED WITH PAST AND FUTURE ACQUISITIONS

  From our inception in January 1995, we have made a number of strategic acquisitions. Integration of acquired companies, divisions and products involves the assimilation of potentially conflicting operations and products, which divert the attention of our management team and may have a material adverse effect on our operating results in future quarters. We acquired WebLogic, Inc. in September 1998 (discussed below), Leader Group and Penta in the quarter ended April 30, 1998, the Entersoft Systems Corporation in July 1998, and TOP END (discussed below) in June 1998. We intend to make additional acquisitions in the future, although there can be no assurance that suitable companies, divisions or products will be available for acquisition. Such acquisitions entail numerous risks, including the risk we will not successfully assimilate the acquired operations and products, and retain key employees of the acquired operations. There are also risks relating to the diversion of our management's attention and difficulties and uncertainties in our ability to maintain the key business relationships the acquired entities have established. In addition, if we undertake future acquisitions, we may issue dilutive securities, assume or incur additional debt obligations and large one-time expenses, and acquire intangible assets that would result in significant future amortization expense. Any of these events could have a material adverse effect on our business, operating results and financial condition.

  The recently completed WebLogic merger is subject to a number of risks that could adversely affect our ability to achieve the anticipated benefits of this transaction. These risks include the risk that we will not be able to successfully integrate our products and business with WebLogic's and risks relating to the diversion of the attention of the Company's management team, particularly Alfred Chung, the Company's Chief Technical Officer, who will oversee WebLogic's operations. There are also risks relating to competition from other web application server providers, particularly those recently acquired by companies with significantly greater resources than ours. The need to focus our management's attention on establishing relationships with, and procedures for communicating with, WebLogic employees may reduce our ability to successfully pursue other opportunities for a period of time. Any departure of key WebLogic employees or significant numbers of other WebLogic employees could have a material adverse effect on our operations. We may face difficulties in retaining WebLogic customers.

  The recently-completed TOP END acquisition is also subject to a number of risks that could adversely affect our ability to achieve benefits we anticipate from the TOP END acquisition. The location of the TOP END operations and personnel in San Diego, California, where we did not previously have any material operations exacerbates the risks of this acquisition. The need to focus management's attention on establishing relationships with, and procedures for communicating with, TOP END employees may reduce our ability to successfully pursue other opportunities for a period of time. Any departure of key TOP END employees or significant numbers of other TOP END employees could have a material adverse effect on our operations. We may face difficulties in retaining TOP END customers, and customers' uncertainties as to our plans and abilities to support both the TOP END products and BEA TUXEDO could adversely affect our ability to retain these customers, which could have a material adverse effect on our operations. We wrote off $38.3 million in our quarter ended July 31, 1998 for acquired in-process research and development related to the TOP END acquisition, and we will incur substantial ongoing amortization expenses, which will have a negative impact on our future operating results. See "Recent Events."

PRODUCT CONCENTRATION

  We currently derive the majority of our license and service revenues from BEA TUXEDO and from related products and services. We expect these products and services to continue to account for the majority of our revenues for the foreseeable future. As a result, factors adversely affecting the pricing of or demand for BEA TUXEDO, such as competition, product performance or technological change, could have a material adverse effect on our business and consolidated results of operations and financial condition.

LENGTHY SALES CYCLE

  Our customers typically use our products to integrate large, sophisticated applications that are critical to their business, and their purchases are often part of their implementation of a distributed computing environment. Customers evaluating our software products face complex decisions regarding alternative approaches to the integration of enterprise applications, competitive product offerings, rapidly changing software technologies and limited internal resources due to other information systems requirements. For these and other reasons, the sales cycle for our products is lengthy and is subject to delays or cancellation over which we have little or no control. To the extent the revenue size of our license transactions increases, we expect customer evaluations and procurement processes to lengthen and thus extend the overall sales cycle. We believe general economic conditions which impact customers' capital investment decisions also affect our sales cycles. Any significant change in our sales cycle could have a material adverse effect on our business, results of operations and financial condition.

  Although we use a standard license agreement which meets the revenue recognition criteria under current generally accepted accounting principles, we must often negotiate and revise terms and conditions of this standard agreement, particularly in larger sales transactions. Negotiation of mutually acceptable language can extend the sales cycle and in certain situations, may require us to defer recognition of revenue on the sale. In addition, while we do not expect the recently issued Statement of Position
(SOP) 97-2, Software Revenue Recognition (as amended by SOP 98-4), to have a material impact on our revenues and earnings, detailed implementation guidance of these standards has not yet been issued. Once issued, such guidance could require us to make unanticipated changes in our current revenue recognition practices and such changes could have an adverse impact on revenues and earnings.

COMPETITION

  The market for middleware software and related services is highly competitive. Our competitors are diverse and offer a variety of solutions directed at various segments of the middleware software marketplace. These competitors include system and database vendors such as IBM and database vendors such as Oracle, which offer their own middleware functionality for use with their proprietary systems. Microsoft has released a product that includes certain middleware functionality and has demonstrated and announced that it intends to include this functionality in future versions of its Windows NT operating system. In addition, there are companies offering and developing middleware and integration software products and related services that directly compete with products we offer. Further, software development tool vendors typically emphasize the broad versatility of their toolsets and, in some cases, offer complementary middleware software that supports these tools and performs messaging and other basic middleware functions. Last, internal development groups within prospective customers' organizations may develop software and hardware systems that may substitute for those we offer. A number of our competitors and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers than us.

  Our principal competitors currently include hardware vendors who bundle their own middleware software products with their computer systems and database vendors that advocate client/server networks driven by the database server. IBM is the primary hardware vendor who offers a line of middleware and database solutions for its customers. The bundling of middleware functionality in IBM proprietary hardware and database systems requires us to compete with IBM in its installed base, where IBM has certain inherent advantages due to its significantly greater financial, technical, marketing and other resources, greater name recognition and the integration of its enterprise middleware functionality with its proprietary hardware and database systems. We need to differentiate our products based on functionality, interoperability with non-IBM systems, performance and reliability and establish our products as more effective solutions to customers' needs. Oracle is the primary relational database vendor offering products that are intended to serve as alternatives to our enterprise middleware solutions.

  Microsoft has demonstrated certain middleware functionality and announced that it intends to include this functionality in future versions of its Windows NT operating system. Microsoft has also introduced a product that includes certain middleware functionality. The bundling of middleware functionality in Windows NT will require us to compete with Microsoft in the Windows NT marketplace, where Microsoft will have certain inherent advantages due to its significantly greater financial, technical, marketing and other resources, greater name recognition, its substantial installed base and the integration of its middleware functionality with Windows NT. If Microsoft successfully incorporates middleware software products into Windows NT or separately offers middleware applications, we will need to differentiate our products based on functionality, interoperability with non-Microsoft platforms, performance and reliability and establish our products as more effective solutions to customers' needs. There can be no assurance that we will be able to successfully differentiate our products from those offered by Microsoft, or that Microsoft's entry into the middleware market will not materially adversely affect our business, operating results and financial condition.

  In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could materially adversely affect our ability to sell additional software licenses and maintenance, consulting and support services on terms favorable to us. Further, competitive pressures could require us to reduce the price of our products and related services, which could materially adversely affect our business, operating results and financial condition. There can be no assurance that we will be able to compete successfully against current and future competitors and the failure to do so would have a material adverse effect upon our business, operating results and financial condition.

INTERNATIONAL OPERATIONS

  International revenues accounted for 46 percent and 45 percent of our consolidated revenues for the six months ended July 31, 1998 and 1997, respectively. We sell our products and services through a network of branches and subsidiaries located in 24 countries worldwide. In addition, we also market through distributors in Europe and the Asia/Pacific region. We believe that our success depends upon continued expansion of our international operations. Our international business is subject to a number of risks, including unexpected changes in regulatory practices and tariffs, greater difficulties in staffing and managing foreign operations, longer collection cycles, seasonality, potential changes in tax laws, greater difficulty in protecting intellectual property and the impact of fluctuating exchange rates between the US dollar and foreign currencies in markets where BEA does business, in particular the French franc, the German mark, the British pound, the Japanese yen, the Australian dollar and the Korean won. General economic and political conditions in these foreign markets may also impact our international revenues. Since the late summer of 1997, a number of Pacific Rim countries have experienced economic, banking and currency difficulties that have led to economic downturns in those countries. Among other things, the decline in value of Asian currencies, together with difficulties obtaining credit, has resulted in a decline in the purchasing power of our Asian customers, which in turn has resulted in the delay of orders for our products from certain Asian customers and is likely to result in further delays and, possibly the cancellation, of such orders. As a result of such delays, our revenues from Asia for the six months ended July 31, 1998 comprised a lower percentage of total revenues than we have historically experienced. We anticipate that weak Asian conditions will continue to adversely impact our financial results. It is difficult for us to predict the extent of the future impact of these conditions. There can be no assurances that these factors and other factors will not have a material adverse effect on our future international revenues and consequently on our business and consolidated financial condition and results of operations.

MANAGEMENT OF GROWTH

  We are continuing to experience a period of rapid and substantial growth that has placed, and if such growth continues would continue to place, a strain on the Company's administrative and operational infrastructure. We have increased the number of our employees from 120 employees in three offices in the United States at January 31, 1996 to approximately 1,200 employees in 51 offices in 24 countries at July 31, 1998. Our ability to manage our staff and growth effectively requires us to continue to improve our operational, financial and management controls, reporting systems and procedures. In this regard, we are currently updating our management information systems to integrate financial and other reporting among our multiple domestic and foreign offices. In addition, we intend to continue to increase our staff worldwide and to continue to improve the financial reporting and controls for our global operations. There can be no assurance that we will be able to successfully implement improvements to our management information and control systems in an efficient or timely manner or that, during the course of this implementation, we will not discover deficiencies in existing systems and controls. If we are unable to manage growth effectively, our business, results of operations and financial condition will be materially adversely affected.

DEPENDENCE ON GROWTH OF MARKET FOR MIDDLEWARE

  We sell our products and services in the middleware market. This market is emerging and is characterized by continuing technological developments, evolving industry standards and changing customer requirements. Our success is dependent in large part on large customers with substantial legacy mainframe systems accepting our middleware software products. Our future financial performance will depend in large part on continued growth in the number of companies extending their mainframe-based, mission-critical applications to an enterprise-wide distributed computing environment through the use of middleware technology. There can be no assurance that the market for middleware technology and related services will continue to grow. If the middleware market fails to grow or grows more slowly than we currently anticipate, or if we experience increased competition in this market, our business, results of operations and financial condition will be adversely affected.

DEPENDENCE ON KEY PERSONNEL AND NEED TO HIRE ADDITIONAL PERSONNEL

  We believe our future success will depend upon our ability to attract and retain highly skilled personnel including the Company's founders, Messrs. William T. Coleman III, Edward W. Scott, Jr., Alfred S. Chuang and key members of management. Competition for these types of employees is intense, and there can be no assurance that we will be able to retain our key employees or that we will be successful in attracting, assimilating and retaining them in the future. As we seek to expand our global organization, the hiring of qualified sales, technical and support personnel will be difficult due to the limited number of qualified professionals. Failure to attract, assimilate and retain key personnel would have a material adverse effect on our business, results of operations and financial condition.

EXPANDING DISTRIBUTION CHANNELS AND RELIANCE ON THIRD PARTIES

  To date, we have sold our products principally through our direct sales force, as well as through indirect sales channels, such as ISVs, hardware OEMs, systems integrators, independent consultants and distributors. Our ability to achieve significant revenue growth in the future will depend in large part on our success in expanding our direct sales force and in further establishing and maintaining relationships with distributors, ISVs and OEMs. In particular, a significant part of our strategy is to embed our technology in products our ISV customers offer. We intend to seek distribution arrangements with other ISVs to embed our middleware technology in their products and expect that these arrangements will account for a significant portion of our revenues in future periods. There can be no assurance that we will be able to successfully expand our direct sales force or other distribution channels, secure license agreements with additional ISVs on commercially reasonable terms or at all, or otherwise further develop our relationships with distributors and ISVs. There also can be no assurance that any such expansion or additional license agreements would increase our revenues. Although we believe that our investments in the expansion of our direct sales force and in the establishment of other distribution channels through third parties ultimately will improve our operating results, to the extent that such investments are made and revenues do not correspondingly increase, our business, results of operations and financial condition will be materially and adversely affected.

  We rely on informal relationships with a number of consulting and systems integration firms to enhance our sales, support, service and marketing efforts, particularly with respect to implementation and support of our products as well as lead generation and assistance in the sale process. We will need to expand our relationships with third parties in order to support license revenue growth. Many such firms have similar, and often more established, relationships with our principal competitors. There can be no assurance that these and other third parties will provide the level and quality of service required to meet the needs of our customers, that we will be able to maintain an effective, long term relationship with these third parties, or that these third parties will continue to meet the needs of our customers.

RAPID TECHNOLOGY CHANGE; DEPENDENCE ON NEW PRODUCTS AND PRODUCT ENHANCEMENTS

  The market for our products is highly fragmented, competitive with alternative computing architectures and characterized by continuing technological development, evolving industry standards and changing customer requirements. The introduction of products embodying new technologies, the emergence of new industry standards or changes in customer requirements could render our existing products obsolete and unmarketable.

As a result, our success depends upon our ability to enhance existing products, respond to changing customer requirements and develop and introduce in a timely manner new products that keep pace with technological developments and emerging industry standards. There can be no assurance that our products will adequately address the changing needs of the marketplace or that we will be successful in developing and marketing enhancements to our existing products or products incorporating new technology on a timely basis. Failure to develop and introduce new products, or enhancements to existing products, in a timely manner in response to changing market conditions or customer requirements, will materially and adversely affect the Company's business, results of operations and financial condition.

RISK OF SOFTWARE DEFECTS

  The software products we offer are internally complex and, despite extensive testing and quality control, may contain errors or defects, especially when we first introduced them. We may need to issue corrective releases of our software products to fix these defects or errors. These defects and errors could also cause damage to our reputation, loss of revenue, product returns or order cancellations, or lack of market acceptance of our products. Accordingly, these defects and errors could have a material and adverse effect on our business, results of operations and financial condition.

  Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in our license agreements may not be effective as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. Although we have not experienced any product liability claims to date, sale in and supporting of our products entails the risk of such claims, which could be substantial in light of the use of such products in mission-critical applications. If a claimant successfully brings a product liability claim against us, it could have a material adverse effect on our business, results of operations and financial condition.

DEPENDENCE ON PROPRIETARY TECHNOLOGY; RISK OF INFRINGEMENT

  Our success depends upon our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret rights, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. No assurance can be given that competitors will not successfully challenge the validity or scope of our patents or that such patents will provide a competitive advantage to us.

  As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors and corporate partners and into license agreements with respect to our software, documentation and other proprietary information. Despite these precautions, third parties could copy or otherwise obtain and use our products or technology without authorization, or to develop similar technology independently. In particular, we have, in the past, provided certain hardware OEMs with access to our source code and any unauthorized publication or proliferation of this source code could materially adversely affect our business, operating results and financial condition. It is difficult for us to police unauthorized use of our products, and although we are unable to determine the extent to which piracy of our software products exists, software piracy is a persistent problem. Effective protection of intellectual property rights is unavailable or limited in certain foreign countries. There can be no assurance that the protection of our proprietary rights will be adequate or that our competitors will not independently develop similar technology, duplicate our products or design around any patents or other intellectual property rights we hold.

  We do not believe that any of our products infringe the proprietary rights of third parties. There can be no assurance, however, that third parties will not claim the Company's current or future products infringe their rights. Any such claims, with or without merit, could cause costly litigation that could absorb significant management time, which could materially adversely effect our business, operating results and financial condition. Such claims might require us to enter into royalty or license agreements. If required, the Company may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us, which could have a material adverse effect upon the Company's business, operating results and financial condition.

CONTROL BY MANAGEMENT AND CURRENT STOCKHOLDERS

  As of October 1, 1998, BEA's officers and directors and their affiliates, in the aggregate, had voting control over approximately 53.2 percent of BEA's voting Common Stock. In particular, Warburg, Pincus Ventures, L.P. ("Warburg") had voting control over approximately 49 percent of BEA's voting Common Stock and beneficially owned approximately 56.3 percent of BEA's Common Stock (which includes the non-voting Class B Common Stock owned by Warburg). As a result, these stockholders will be able to control all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The voting power of Warburg combined with BEA's officers and directors under certain circumstances could have the effect of delaying or preventing a change in control of BEA.

SIGNIFICANT LEVERAGE; DEBT SERVICE

  In connection with our sale of 4% Convertible Subordinated Notes in June 1998, we incurred $250 million in long-term indebtedness. Our principal and interest payment obligations increased substantially because of this indebtedness. The degree to which we are leveraged could materially and adversely affect our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. These notes are convertible into Common Stock, which conversion could cause substantial dilution to stockholders and increase the number of shares eligible for sale in the market, but would otherwise eliminate the need for the Company to repay the principal amount of such converted notes. There can be no assurance, however, that any of these notes will be converted. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

  We will require substantial amounts of cash to fund scheduled payments of interest on these notes, payment of the principal amount of these notes, payment of principal and interest on our other indebtedness, future capital expenditures and any increased working capital requirements. If we cannot meet our cash requirements out of cash flow from operations, there can be no assurance that we will be able to obtain alternative financing. If we cannot obtain such financing, our ability to respond to changing business and economic conditions, to make future acquisitions, to absorb adverse operating results or to fund capital expenditures or increased working capital requirements may be adversely affected. If we do not generate sufficient increases in cash flow from operations to repay these notes at maturity, we could attempt to refinance these notes; however, such a refinancing may not be available on terms acceptable to us, if at all. Any failure by us to satisfy our obligations with respect to these notes at maturity (with respect to payments of principal) or prior thereto (with respect to payments of interest or required repurchases) would constitute a default under the indenture entered into in connection with the issuance of these notes and could cause a default under agreements governing other indebtedness, if any, of BEA.

                            SELLING SECURITYHOLDERS

  The following table sets forth certain information regarding the offer and sale of the Securities by the Selling Securityholders and is based on information provided to the Company by the Selling Securityholders.

                                                                SHARES BENEFICIALLY
                            SHARES BENEFICIALLY                     OWNED AFTER
                                   OWNED                           COMPLETION OF
                            PRIOR TO OFFERING(1)                   OFFERING(1)(3)
                           -----------------------              -----------------------
                                        PERCENTAGE
                                            OF       SHARES                 PERCENTAGE
 SELLING SECURITYHOLDERS     NUMBER      CLASS(2)    OFFERED     NUMBER     OF CLASS(2)
 -----------------------   -----------  ---------- -----------  ----------- -----------
 Goldman, Sachs & Co. ...      708,165     1.2%        708,165                      **
                           $18,700,000*    7.5%    $18,700,000*           0         **
 CFW-C, L.P. ............      397,632      **         397,632                      **
                           $10,500,000*    4.2%    $10,500,000*           0         **
 IDS Life Aggressive
  Growth Fund............      378,698      **         378,698      300,000         **
                           $10,000,000*    4.0%    $10,000,000*                     **
 BNP Arbitrage SNC.......      356,922      **         356,922                      **
                           $ 9,425,000     3.8%    $ 9,425,000            0         **
 Mainstay Convertible
  Fund...................      322,840      **         322,840                      **
                           $ 8,525,000*    3.4%    $ 8,525,000*           0         **
 Alexandra Global Invest-
  ment Fund 1 Ltd. ......      302,958      **         302,958                      **
                           $ 8,000,000*    3.2%    $ 8,000,000*           0         **
 Tribech Investments,
  LLC....................      302,958      **         302,958                      **
                           $ 8,000,000*    3.2%    $ 8,000,000*           0         **
 Fidelity Financial
  Trust:
 Fidelity Convertible Se-
  curities Fund..........      284,023      **         284,023                      **
                           $ 7,500,000*    3.0%    $ 7,500,000*           0         **
 Deutsche Bank Securities
  Inc. ..................      252,780      **         252,780                      **
                           $ 6,675,000*    2.7%    $ 6,675,000*           0         **
 Argent Classic
  Convertible Arbitrage
  Fund (Bermuda) L.P. ...      246,153      **         246,153                      **
                           $ 6,500,000*    2.6%    $ 6,500,000*           0         **
 Highbridge Capital Cor-
  poration...............      246,153      **         246,153                      **
                           $ 6,500,000*    2.6%    $ 6,500,000*           0         **
 Delta Airlines Inc. Re-
  tirement Plan..........      242,366      **         242,366                      **
                           $ 6,400,000*    2.6%    $ 6,400,000*           0         **
 State of Oregon Equity..      227,218      **         227,218                      **
                           $ 6,000,000     2.4%    $ 6,000,000            0         **
 CA Public Employee's Re-
  tirement System........      208,283      **         208,283                      **
                           $ 5,500,000*    2.2%    $ 5,500,000*           0         **
 Argent Classic
  Convertible Arbitrage
  Fund L.P. .............      198,186      **         198,186                      **
                           $ 5,250,000     2.1%    $ 5,250,000            0         **
 The Travelers Indemnity
  Company................      183,971      **         183,971                      **
                           $ 4,858,000*    1.9%    $ 4,858,000*           0         **
 Chase Manhattan NA,
  Trustee for IBM
  Retirement Plan dated
  12/18/45...............      175,526      **         175,526                      **
                           $ 4,635,000*    1.9%    $ 4,635,000*           0         **
 BT Holdings (New York),
  Inc. ..................      170,414      **         170,414                      **
                           $ 4,500,000*    1.8%    $ 4,500,000*           0         **
 State of Connecticut
  Combined Investment
  Funds..................      154,130      **         154,130            0         **
                           $ 4,070,000     1.6%    $ 4,070,000            0         **
 State of Oregon/SAIF
  Corporation............      151,479      **         151,479                      **
                           $ 4,000,000*    1.6%    $ 4,000,000*           0         **

                                                              SHARES BENEFICIALLY
                            SHARES BENEFICIALLY                   OWNED AFTER
                                   OWNED                         COMPLETION OF
                           PRIOR TO OFFERING(1)                 OFFERING(1)(3)
                           ----------------------             -----------------------
                                       PERCENTAGE
                                           OF       SHARES                PERCENTAGE
 SELLING SECURITYHOLDERS     NUMBER     CLASS(2)   OFFERED    NUMBER      OF CLASS(2)
 -----------------------   ----------  ---------- ----------  ---------   -----------
 Shepherd Investments In-
  ternational, Ltd. .....     142,011      **        142,011                        **
                           $3,750,000*    1.5%    $3,750,000*          0            **
 Stark International.....     142,011      **        142,011                        **
                           $3,750,000*    1.5%    $3,750,000*          0            **
 Chrysler Corporation
  Master Retirement
  Trust..................     124,023      **        124,023                        **
                           $3,275,000     1.3%    $3,275,000           0            **
 OCM Convertible Trust...     122,318      **        122,318                        **
                           $3,230,000     1.2%    $3,230,000           0            **
 Allstate Insurance
  Company................     113,609      **        113,609                        **
                           $3,000,000*    1.2%    $3,000,000*          0            **
 Commonwealthlife
  Insurance Comp.
  (Teamsters-Camden Non-
  Enhanced)..............     113,609      **        113,609                        **
                           $3,000,000*    1.2%    $3,000,000*          0            **
 Investcorp--SAM Fund
  Limited................     113,609      **        113,609                        **
                           $3,000,000*    1.2%    $3,000,000*          0            **
 Offense Group
  Associates, L.P. ......     113,609      **        113,609                        **
                           $3,000,000*    1.2%    $3,000,000*          0            **
 David A. Stichter.......     113,609      **        113,609                        **
                           $3,000,000*    1.2%    $3,000,000*          0            **
 Susquehanna Capital
  Group..................     113,609      **        113,609                        **
                           $3,000,000*    1.2%    $3,000,000*          0            **
 Vanguard Convertible
  Securities Fund,
  Inc. ..................     112,473      **        112,473                        **
                           $2,970,000     1.1%    $2,970,000           0            **
 Minnesota Mutual Life
  Insurance Company......     109,324      **        109,324                        **
                           $2,900,000*    1.2%    $2,900,000*          0            **
 Bankers Trust, Trustee
  for Chrysler Corp Emp
  #1 Pension Plan dated
  4/1/89.................     103,005      **        103,005                        **
                           $2,720,000*    1.1%    $2,720,000*          0            **
 Golden Rule Insurance
  Company................      98,461      **         98,461                        **
                           $2,600,000*    1.0%    $2,600,000*          0            **
 PRIM Board..............      93,727      **         93,727                        **
                           $2,475,000      **     $2,475,000           0            **
 Convertible Fund........      88,085      **         88,085                        **
                           $2,326,000*     **     $2,326,000*          0            **
 Lincoln National
  Convertible Securities
  Fund...................      77,065      **         77,065                        **
                           $2,035,000*     **     $2,035,000*          0            **
 Argent Offshore Fund
  L.P. ..................      75,739      **         75,739                        **
                           $2,000,000*     **     $2,000,000*          0            **
 Hamilton Global
  Investors Limited......      75,739      **         75,739                        **
                           $2,000,000*     **     $2,000,000*          0            **
 St. Albans Partners
  Ltd. ..................      75,739      **         75,739                        **
                           $2,000,000*     **     $2,000,000*          0            **
 Weyerhaeuser Company
  Master Retirement Trust
  Convertible Arbitrage..      75,739      **         75,739                        **
                           $2,000,000*     **     $2,000,000*          0            **
 Raytheon Company Master
  Pension Trust..........      75,171      **         75,171                        **
                           $1,985,000*     **     $1,985,000*          0            **
 San Diego County
  Convertible............      74,717      **         74,717                        **
                           $1,973,000*     **     $1,973,000*          0            **
 The Travelers Insurance
  Company................      69,188      **         69,188                        **
                           $1,827,000*     **     $1,827,000*          0            **

                                                              SHARES BENEFICIALLY
                            SHARES BENEFICIALLY                   OWNED AFTER
                                   OWNED                         COMPLETION OF
                           PRIOR TO OFFERING(1)                 OFFERING(1)(3)
                           ----------------------             -----------------------
                                       PERCENTAGE
                                           OF       SHARES                PERCENTAGE
 SELLING SECURITYHOLDERS     NUMBER     CLASS(2)   OFFERED    NUMBER      OF CLASS(2)
 -----------------------   ----------  ---------- ----------  ---------   -----------
 Arkansas PERS...........      65,325      **         65,325                        **
                           $1,725,000*     **     $1,725,000*          0            **
 Delta Air Lines Master
  Trust..................      57,940      **         57,940                        **
                           $1,530,000*     **     $1,530,000*          0            **
 Providian Life & Health
  (Camden)...............      56,804      **         56,804                        **
                           $1,500,000*     **     $1,500,000*          0            **
 State Street Bank Custo-
  dian for GE Pension
  Trust..................      54,153      **         54,153                        **
                           $1,430,000*     **     $1,430,000*          0            **
 The Northwestern Mutual
  Life Insurance                   **                                 **
  Company................      47,337      **         47,337                        **
                           $1,250,000*     **     $1,250,000*          0            **
 Delta Airlines Master
  Trust..................      46,390      **         46,390                        **
                           $1,225,000*     **     $1,225,000*          0            **
 Delaware PERS...........      44,497      **         44,497                        **
                           $1,175,000      **     $1,175,000           0            **
 State Employee's
  Retirement Fund of the
  State of Delaware......      43,739      **         43,739                        **
                           $1,155,000      **     $1,155,000           0            **
 New York Life Separate
  Account #7.............      38,816      **         38,816                        **
                           $1,025,000*     **     $1,025,000*          0            **
 Allegheny Teledyne Inc.
  Pension Plan...........      37,869      **         37,869                        **
                           $1,000,000*     **     $1,000,000*                       **
 Arpeggio Fund, LP.......      37,869      **         37,869           0            **
                           $1,000,000*     **     $1,000,000*          0            **
 BT Alex. Brown Inc......      37,869      **         37,869                        **
                           $1,000,000*     **     $1,000,000*          0            **
 Duckbill & Co...........      37,869      **         37,869                        **
                           $1,000,000*     **     $1,000,000*          0            **
 Hamilton Partners
  Limited................      37,869      **         37,869           0            **
                           $1,000,000*     **     $1,000,000*                       **
 The Retail Clerks
  Pension Plan...........      37,869      **         37,869           0            **
                           $1,000,000*     **     $1,000,000*                       **
 The Dow Chemical Company
  Employees' Retirement
  Plan...................      33,136      **         33,136           0            **
                           $  875,000*     **     $  875,000*                       **
 Mainstay VP Convertible
  Portfolio..............      30,295      **         30,295           0            **
                           $  800,000*     **     $  800,000*                       **
 National Steel Corp.....      26,508      **         26,508           0            **
                           $  700,000*     **     $  700,000*                       **
 Port Authority of
  Allegheny County
  Retirement & Disability
  Allowance Plan for
  Employees Represented
  by Local 85 of the
  Amalgamated Transit
  Union..................      24,615      **         24,615           0            **
                           $  650,000*     **     $  650,000*                       **
 Starvest Combined
  Portfolio..............      24,615      **         24,615           0            **
                           $  650,000*     **     $  650,000*                       **
 San Diego City
  Retirement.............      24,274      **         24,274           0            **
                           $  650,000*     **     $  650,000*                       **
 AIG/National Union Fire
  Insurance--FRIC........      20,828      **         20,828           0            **
                           $  550,000*     **     $  550,000*                       **

                                                                SHARES BENEFICIALLY
                            SHARES BENEFICIALLY                     OWNED AFTER
                                   OWNED                           COMPLETION OF
                           PRIOR TO OFFERING(1)                   OFFERING(1)(3)
                           --------------------------           ------------------------
                                         PERCENTAGE    SHARES                PERCENTAGE
 SELLING SECURITYHOLDERS    NUMBER       OF CLASS(2)  OFFERED   NUMBER       OF CLASS(2)
 -----------------------   ------------  ------------ --------  ---------    -----------
 Champion International
  Corporation Master
  Retirement Trust.......        19,881          **     19,881           0             **
                           $    525,000*         **   $525,000*                        **
 ICI American Holdings
  Pension................        19,881          **     19,881           0             **
                           $    525,000*         **   $525,000*                        **
 Zeneca Holdings Pension
  Trust..................        19,881          **     19,881           0             **
                           $    525,000*         **   $525,000*                        **
 Wake Forest University..        19,124          **     19,124           0             **
                           $    505,000*         **    505,000*                        **
 AFTRA Health Fund.......        18,934          **     18,934           0             **
                           $    500,000*         **    500,000*                        **
 Glacier Water Services,
  Inc....................        18,934          **     18,934           0             **
                           $    500,000*         **   $500,000*                        **
 The Travelers Insurance
  Company................        18,934          **     18,934           0             **
                           $    500,000*         **   $500,000*                        **
 RJR Nabisco, Inc.
  Defined Benefit Master
  Trust..................        15,147          **     15,147           0             **
                           $    400,000*         **   $400,000*                        **
 Partner Reinsurance
  Company, Ltd. .........        14,769          **     14,769           0             **
                           $    390,000*         **   $390,000*                        **
 SPT.....................        12,307          **     12,307           0             **
                           $    325,000*         **   $325,000*                        **
 Walker Art Center.......        10,035          **     10,035           0             **
                           $    265,000*         **   $265,000*                        **
 Bancroft Convertible
  Fund, Inc..............         9,467          **      9,467           0             **
                           $    250,000*         **   $250,000*                        **
 Brown & Williamson To-
  bacco Corp.
  Master Retirement
   Trust.................         9,467          **      9,467           0             **
                           $    250,000*         **   $250,000*                        **
 Ellsworth Convertible
  Growth
  and Income Fund, Inc...         9,467      **        9,467      0              **
                           $    250,000*         **   $250,000*                        **
 Nalco Chemical Company..         9,467          **      9,467           0             **
                           $    250,000          **   $250,000                         **
 Engineers Joint Pension
  Fund...................         8,520          **      8,520           0             **
                           $    225,000*         **   $225,000*                        **
 United Food and
  Commercial Workers
  Local 1262 and
  Employers Pension
  Fund...................         8,520          **      8,520           0             **
                           $    225,000*         **   $225,000*                        **
 Franklin & Marshall
  College................         8,142          **      8,142           0             **
                           $    215,000*         **   $215,000*                        **
 The Travelers Life &
  Annuity Company........         8,142          **      8,142           0             **
                           $    215,000*         **   $215,000*                        **
 Mainstay Strategic Value
  Fund...................         6,627          **      6,627           0             **
                           $    175,000*         **   $175,000*                        **
 Univar Corporation......         6,437          **      6,437           0             **
                           $    170,000*         **   $170,000*                        **

                                                              SHARES BENEFICIALLY
                            SHARES BENEFICIALLY                   OWNED AFTER
                                   OWNED                         COMPLETION OF
                           PRIOR TO OFFERING(1)                 OFFERING(1)(3)
                           ----------------------             -----------------------
                                       PERCENTAGE
                                           OF       SHARES                PERCENTAGE
 SELLING SECURITYHOLDERS     NUMBER     CLASS(2)   OFFERED    NUMBER      OF CLASS(2)
 -----------------------   ----------  ---------- ----------  ---------   -----------
 Baptist Health..........       4,923      **          4,923           0            **
                           $  130,000*     **     $  130,000*                       **
 Dunham & Assoc. Fund
  III....................       4,923      **          4,923           0            **
                           $  130,000*     **     $  130,000*                       **
 Associated Electric &
  Gas Insurance Services
  Limited................       3,786      **          3,786           0            **
                           $  100,000*     **     $  100,000*                       **
 The Travelers Series
  Trust Convertible Bond
  Portfolio..............       3,786      **          3,786           0            **
                           $  100,000*     **     $  100,000*                       **
 Unifi, Inc. Profit
  Sharing Plan and
  Trust..................       3,029      **          3,029           0            **
                           $   80,000*     **     $   80,000*                       **
 Boston Museum of Fine
  Art....................       2,423      **          2,423           0            **
                           $   64,000*     **     $   64,000*                       **
 Kettering Medical Center
  Funded Depreciation
  Account................       1,514      **          1,514           0            **
                           $   40,000*     **     $   40,000*                       **
 The Fondren Foundation..       1,136      **          1,136                        **
                           $   30,000*     **     $   30,000*          0            **
 Island Holdings, Inc....         946      **            946                        **
                           $   25,000*     **     $   25,000*          0            **
 Inland Foundation Inc...         378      **            378                        **
                           $   10,000*     **     $   10,000*          0            **
 Dunham & Assoc. Fund
  II.....................         227      **            227                        **
                           $    6,000*     **     $    6,000*          0            **
 BS Debt Income Fund-
  Class A................         189      **            189                        **
                           $    5,000*     **     $    5,000*          0            **
 Unnamed holders of
  Securities or any
  future transferees,
  pledges, donees or
  successors of or from
  any such unnamed holder
  .......................     376,926      **        376,926           0            **
                           $9,940,000     4.0     $9,940,000           0            **

--------
 *  Amount of Notes

**  Less than one percent

%  Percentage of Notes held by such Selling Securityholder

(1) Share amounts assume conversion of the Notes, at an assumed conversion rate of 37.8698 shares per $1,000 principal amount of Notes.

(2) Based upon approximately 56,998,000 shares of voting Common Stock and an aggregate amount of $250,000,000 of Notes outstanding as of October 1, 1998. Does not include 17,823,550 shares of nonvoting Class B Common Stock.

(3) Assumes offer and sale of all Securities, although Selling Securityholders are not obligated to sell any Securities.

                             DESCRIPTION OF NOTES

  The Notes were issued under an Indenture, dated as of June 1, 1998 (the "Indenture"), between the Company and State Street Bank and Trust Company of California, N.A., as Trustee (the "Trustee"), copies of which are available for inspection at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York. Wherever particular defined terms of the Indenture (including the Notes and the various forms thereof) are referred to, such defined terms are incorporated herein by reference (the Notes and various terms relating to the Notes being referred to in the Indenture as "Indenture Securities"). References in this section to the "Company" are solely to BEA Systems, Inc. and not its subsidiaries. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the detailed provisions of the Notes and the Indenture, including the definitions therein of certain terms.

GENERAL

  The Notes are unsecured subordinated obligations of the Company, are limited to $250,000,000 aggregate principal amount and mature on June 15, 2005 and be payable at a price of 100% of the principal amount thereof. The Notes bear interest at the rate of 4% per annum from June 12, 1998, payable semiannually on June 15 and December 15 of each year, commencing on December 15, 1998. Interest payable per $1,000 principal amount of Notes for the period from June 12, 1998 to December 15, 1998 will be $20.33.

  The Notes will be convertible into Common Stock initially at the conversion rate of 37.8698 shares per $1,000 principal amount of Notes, subject to adjustment upon the occurrence of certain events described under "--Conversion Rights," at any time on or after the 90th day following the initial issue date of the Notes and prior to the close of business on the maturity date, unless previously redeemed or repurchased.

  The Notes were initially offered and sold to Qualified Institutional Buyers as defined under Rule 144A under the Securities Act ("Qualified Institutional Buyers") in reliance on Rule 144A.

GLOBAL NOTE; BOOK-ENTRY SYSTEM

  Notes held by Qualified Institutional Buyers as defined in Rule 144A under the Securities Act (each a "Qualified Institutional Buyer"), have initially been evidenced by one or more global Notes in definitive, fully registered form without interest coupons (collectively, the "Global Note"), which was deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co. ("Cede"), as nominee of DTC. The Global Note (and any notes issued in exchange therefor) will be subject to certain restrictions on transfer set forth therein and in the Indenture and will bear the legend regarding such restrictions set forth under "Notice to Investors." Except as set forth below, record ownership of the Global Note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

  Qualified Institutional Buyers have initially beneficially owned interests in the Global Note held by DTC only through participants in DTC ("Participants") or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a Participant either directly or indirectly ("Indirect Participants"). Qualified Institutional Buyers have been permitted to hold their interests in the Global Note directly through DTC if such Qualified Institutional Buyers are participants in DTC or indirectly through organizations that are Participants. Transfers between Participants are effected in the ordinary way in accordance with DTC's rules and are settled in same-day funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the Global Note to such persons may be limited.

  Cash payment of interest on and principal of and the redemption or repurchase of the Global Note, as well as any payment of Liquidated Damages, will be made to Cede, the nominee for DTC, as the registered owner of the Global Note, by wire transfer of immediately available funds on each relevant payment date. Neither the

Company nor the Trustee has any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note, including for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial ownership interests, and the Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes.

  The Company has been informed that, with respect to any cash payment of interest on, principal of, or the redemption or repurchase price of, the Global Note, as well as any payment of Liquidated Damages, DTC's practice is to credit Participants' accounts on the payment date therefor with payments in amounts proportionate to their respective beneficial interests in the Notes represented by the Global Note as shown on the records of DTC (adjusted as necessary so that such payments are made with respect to whole Notes only), unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to owners of beneficial interests in Notes represented by the Global Note held through such Participants will be the responsibility of such Participants, as is now the case with securities held for the accounts of customers registered in "street name."

  Redemption notices shall be sent to Cede. If less than all the Notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each Participant in such issue to be redeemed.

  Neither DTC or Cede will consent or vote with respect to the Notes. Under its usual procedures, DTC mails an omnibus proxy (the "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede's consenting or voting rights to those Participants to whose accounts the Notes are credited on the record date identified in a listing attached to the Omnibus Proxy.

  Because DTC can only act on behalf of Participants, who in turn act on behalf of Indirect Participants, the ability of a person having a beneficial interest in the principal amount represented by the Global Note to pledge such interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

  DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more Participants to whose account with DTC interests in the Global Note are credited and only in respect of such portion of the principal amount of the Notes represented by the Global Note as to which such Participant or Participants has or have given such direction.

  DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such Participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. The rules applicable to DTC and its Participants are on file with the Commission.

  Although DTC has agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the Global Note among Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time.

  The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. None of the Company, the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in the Global Note.

  So long as DTC, or its nominee, is the registered owner of the Global Note, DTC or its nominee, as the case may be, will be considered the sole legal owner or holder of the Notes represented by the Global Note for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in such Global Note will not be entitled to have Notes represented by the Global Note registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the legal owners or holder thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Note must rely on the procedures of DTC and, if such person is not a Participant, those of the Participant through which such person owns its interests, in order to exercise any rights of a holder under the Indenture or such Note.

  If DTC is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue Notes in definitive registered form, without coupons, in denominations of $1,000 of principal amount at maturity and any integral multiple thereof, in exchange for the Global Note representing such Notes. In addition, the Company may at any time and in its sole discretion determine not to have any Notes in registered form represented by the Global Note and, in such event, will issue Notes in definitive registered form, without coupons, in exchange for the Global Note representing such Notes. In any such instance, an owner of a beneficial interest in the Global Note will be entitled to physical delivery in definitive form of Notes represented by such Global Note equal in principal amount to such beneficial interest and to have such Notes registered in its name.

CONVERSION RIGHTS

  The Holder of any Note has the right, at the Holder's option, to convert any portion of the principal amount of any Note that is an integral multiple of $1,000 into shares of Common Stock at any time on or after the 90th day following the original issue date of the Notes and prior to the close of business on the maturity date, unless previously redeemed or repurchased, at a conversion rate of 37.8698 shares of Common Stock per $1,000 principal amount of Notes (the "Conversion Rate") (equivalent to an approximate conversion price of $26.41 per share of Common Stock), subject to adjustment in certain events as described below. The right to convert a Note called for redemption or delivered for repurchase will terminate at the close of business on the Redemption Date for such Note or the Repurchase Date, as the case may be.

  The right of conversion attaching to any Note may be exercised by the Holder by delivering the Note at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York, accompanied by a duly signed and completed notice of conversion. Such notice of conversion can be obtained at the office of the Trustee at its Corporate Trust Office in New York City. The conversion date will be the date on which the Note and the duly signed and completed notice of conversion are so delivered.

  As promptly as practicable on or after the conversion date, the Company will issue and deliver to the Trustee a certificate or certificates for the number of full shares of Common Stock issuable upon conversion, together with payment in lieu of any fraction of a share; such certificate will be sent by the Trustee to the Conversion Agent for delivery to the Holder. Such shares of Common Stock issuable upon conversion of the Notes, in accordance with the provisions of the Indenture, will be fully paid and nonassessable and will rank pari passu with the other shares of Common Stock of the Company outstanding from time to time. Any Note surrendered for conversion during the period from the close of business on any Regular Record Date to the opening of business on the next succeeding Interest Payment Date (except Notes (or portions thereof) called for redemption on a Redemption Date or to be repurchased on a Repurchase Date and, as a result, the right to convert such Notes would terminate during such period) must be accompanied by payment of an amount equal to the interest payable on such Interest Payment Date on the principal amount of Notes being surrendered for conversion. In the case of any Note which has been converted after any Regular Record Date but before the next succeeding Interest Payment Date, interest payable on such Interest Payment Date shall be payable on such Interest Payment Date notwithstanding such conversion, and such interest shall be paid to the Holder of such Note on such Regular Record Date. As a result of the foregoing provisions, Holders that surrender Notes for conversion on a date that is not an Interest Payment Date will not receive any interest for the period from the Interest Payment Date next preceding the date of conversion to the date of conversion or for any later period, even if the Notes are surrendered after a notice of redemption (except for the payment of interest on Notes called for redemption on a Redemption Date or to be repurchased on a Repurchase Date for which the right to convert such Notes would terminate between a Regular Record Date and the Interest Payment Date to which it relates). No other payment or adjustment for interest, or for any dividends in respect of Common Stock, will be made upon conversion. Holders of Common Stock issued upon conversion will not be entitled to receive any dividends payable to holders of Common Stock as of any record time or date before the close of business on the conversion date. No fractional shares will be issued upon conversion but, in lieu thereof, an appropriate amount will be paid in cash by the Company based on the market price of the Common Stock at the close of business on the day of conversion.

  A Holder delivering a Note for conversion will not be required to pay any taxes or duties in respect of the issue or delivery of Common Stock on conversion but will be required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common Stock in a name other than that of the Holder of the Note. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the Holder have been paid.

  The Conversion Rate is subject to adjustment in certain events, including, without duplication: (a) dividends (and other distributions) payable in Common Stock on shares of capital stock of the Company, (b) the issuance to all holders of Common Stock of rights, options or warrants entitling them to subscribe for or purchase Common Stock at less than the then Current Market Price of such Common Stock (determined as provided in the Indenture) as of the record date for shareholders entitled to receive such rights, options or warrants, (c) subdivisions, combinations and reclassifications of Common Stock, (d) distributions to all holders of Common Stock of evidences of indebtedness of the Company, shares of capital stock, cash or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above, dividends and distributions paid exclusively in cash and distributions upon mergers or consolidations to which the next succeeding paragraph applies), (e) distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in (d) above, or cash distributed upon a merger or consolidation to which the next succeeding paragraph applies) to all holders of Common Stock in an aggregate amount that, combined together with (i) other such all-cash distributions made within the preceding 12 months in respect of which no adjustment has been made and (ii) any cash and the fair market value of other consideration payable in respect of any tender offer by the Company or any of its subsidiaries for Common Stock concluded within the preceding 12 months in respect of which no adjustment has been made, exceeds 10% of the Company's market capitalization (being the product of the Current Market Price per share of the Common Stock on the record date for such distribution and the number of shares of Common Stock then outstanding), and (f) the successful completion of a tender offer made by the Company or any of its subsidiaries for Common Stock which involves an aggregate consideration that, together with (i) any cash and other consideration payable in a tender offer by the Company or any of its subsidiaries for Common Stock expiring within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (ii) the aggregate amount of any such all-cash distributions referred to in (e) above to all holders of Common Stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of the Company's market capitalization on the expiration of such tender offer. The Company reserves the right to make such increases in the Conversion Rate in addition to those required in the foregoing provisions as it considers to be advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. No adjustment of the Conversion Rate will be required to be made until the cumulative adjustments amount to 1.0% or more of the Conversion Rate. The Company will compute any adjustments to the Conversion Rate pursuant to this paragraph and will give notice by mail to Holders of the Registered Notes of any adjustments.

  In case of any consolidation or merger of the Company with or into another Person or any merger of another Person into the Company (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of the Common Stock), or in case of any sale or transfer of all or substantially all of the assets of the Company, each Note then outstanding will, without the consent of the Holder of any Note, become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of Common Stock into which such Note was convertible immediately prior thereto (assuming such holder of Common Stock failed to exercise any rights of election and that such Note was then convertible).

  The Company from time to time may increase the Conversion Rate by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days notice of such increase, if the Board of Directors has made a determination that such increase would be in the best interests of the Company, which determination shall be conclusive. No such increase shall be taken into account for purposes of determining whether the last reported bid price of the Common Stock exceeds the conversion price by 105% in connection with an event which otherwise would be a Change in Control or for purposes of determining whether the last reported bid price of the Common Stock is at least 140% of the conversion price in connection with conditional redemption of the Notes at the option of the Company.

  If at any time the Company makes a distribution of property to its stockholders which would be taxable to such stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of indebtedness or assets of the Company, but generally not stock dividends on common stock or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the Indenture, the number of shares into which Notes are convertible is increased, such increase may be deemed for federal income tax purposes to be the payment of a taxable dividend to Holders of Notes. See "Certain United States Federal Income Tax Considerations--U.S. Holders--Distributions on Common Stock."

SUBORDINATION

  The payment of the principal of, premium, if any, and interest on the Notes (including any Liquidated Damages (as defined) and any amounts payable upon the redemption or the repurchase of the Notes permitted by the Indenture) will be subordinated in right of payment to the extent set forth in the Indenture to the prior payment in full of the principal of, premium, if any, interest and other amounts in respect of all Senior Indebtedness of the Company. The principal amount of outstanding Senior Indebtedness was approximately $28.9 million at July 31, 1998 and the Company's subsidiaries had approximately $21.2 million of indebtedness and other liabilities outstanding (excluding liabilities of a type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles and intercompany liabilities) to which the Notes would have been effectively subordinated.

  "Senior Indebtedness" is defined in the Indenture to mean: the principal of (and premium, if any) and interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) on, and all fees and other amounts payable in connection with, the following, whether absolute or contingent, secured or unsecured, due or to become due, outstanding on the date of the Indenture or thereafter created, incurred or assumed: (a) indebtedness of the Company evidenced by a credit or loan agreement, note, bond, debenture or other written obligation, (b) all obligations of the Company for money borrowed, (c) all obligations of the Company evidenced by a note or similar instrument given in connection with the acquisition of any businesses, properties or assets of any kind, (d) obligations of the Company (i) as lessee under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles or (ii) as lessee under other leases for facilities, capital equipment or related assets, whether or not capitalized, entered into or leased for financing purposes, (e) all obligations of the Company under interest rate and currency swaps, caps, floors, collars, hedge agreements, forward contracts or similar agreements or arrangements, (f) all obligations of the Company with respect to letters of credit, bankers' acceptances and similar facilities (including reimbursement obligations with respect to the foregoing), (g) all obligations of the Company issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable and accrued liabilities arising in the ordinary course of business), (h) all obligations of the type referred to in clauses (a) through
(g) above of another Person and all dividends of another Person, the payment of which, in either case, the Company has assumed or guaranteed, or for which the Company is responsible or liable, directly or indirectly, jointly or severally, as obligor, guarantor or otherwise, or which is secured by a lien on the property of the Company, and (i) renewals, extensions, modifications, replacements, restatements and refundings of, or any indebtedness or obligation issued in exchange for, any such indebtedness or obligation described in clauses (a) through (h) of this paragraph; provided, however, that Senior Indebtedness shall not include the Indenture Securities or any such indebtedness or obligation if the terms of such indebtedness or obligation (or the terms of the instrument under which, or pursuant to which it is issued) expressly provide that such indebtedness or obligation is not superior in right of payment to the Indenture Securities.

  No payment on account of principal of, premium, if any, or interest on (including any Liquidated Damages (as defined)), or the redemption or repurchase of, the Notes may be made by the Company if (i) a default in the payment of principal, premium, if any, or interest (including a default under any repurchase or redemption obligation) or other amounts with respect to Senior Indebtedness occurs and is continuing beyond the applicable grace period or (ii) any other event of default occurs and is continuing with respect to Designated Senior Debt (as defined below) that permits the holders thereof to accelerate the maturity thereof, and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company, a holder of such Designated Senior Debt or other person permitted to give such notice under the Indenture. Payments on the Notes may and shall be resumed (a) in the case of a Payment default, upon the date on which such default is cured or waived and (b) in the case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the Payment Blockage Notice is received. No new period or payment blockage may be commenced unless and until (i) 365 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice and (ii) all scheduled payments of principal, premium, if any, and interest on the Notes that have come due have been paid in full in cash. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for any subsequent Payment Blockage Notice. "Designated Senior Debt" means the Company's obligations under any particular Senior Indebtedness in which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which the Company is a party) expressly provides that such indebtedness shall be "Designated Senior Debt" for purposes of the Indenture (provided that such instrument, agreement or other document may place limitations and conditions on the right of such Senior Indebtedness to exercise the rights of Designated Senior Debt). In addition, upon any acceleration of the principal due on the Notes as a result of an Event of Default or payment or distribution of assets of the Company to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary, marshaling of assets, assignment for the benefit of credits, or in bankruptcy, insolvency, receivership or other similar proceedings of the Company, all principal, premium, if any, interest and other amounts due on all Senior Indebtedness must be paid in full before the Holders of the Notes are entitled to receive any payment. By reason of such subordination, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the Holders of the Notes, and such subordination may result in a reduction or elimination of payments to the Holders of the Notes.

  In addition, the Notes will be structurally subordinated to all indebtedness and other liabilities (including trade payables and lease obligations) of the Company's subsidiaries, as any right of the Company to receive any assets of its subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company itself is recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

  The Indenture does not limit the Company's or its subsidiaries' ability to incur Senior Indebtedness or any other indebtedness.

OPTIONAL REDEMPTION

  The Notes are not subject to redemption at the option of the Company prior to June 20, 2001 and are redeemable on and after such date at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days notice to each Holder, at the prices set forth below; provided, however, that the Notes are not redeemable at the option of the Company following June 20, 2001 and before June 17, 2003 unless the last reported bid price for the Common Stock is at least 140% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days ending within five trading days of the call for redemption.

  The redemption price (expressed as a percentage of principal amount) is as follows for the 12-month periods beginning on June 15 of the following years (June 20 through June 14 in the case of the first such period and June 17 through June 14 in the case of the third such period):

                                                                      REDEMPTION
     YEAR                                                               PRICE
     ----                                                             ----------
     2001............................................................   102.29%
     2002............................................................   101.71
     2003............................................................   101.14
     2004............................................................   100.57

and thereafter is equal to 100% of the principal amount, in each case together with accrued interest to the date of redemption.

  No sinking fund is provided for the Notes.

PAYMENT AND CONVERSION

  The principal of Notes are payable in U.S. dollars, against surrender thereof at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York, by dollar check drawn on, or by transfer to a dollar account (such transfer to be made only to Holders of an aggregate principal amount of Notes in excess of $2,000,000) maintained by the Holder with, a bank in New York City. Payment of any installment of interest on Notes will be made to the Person in whose name such Note (or any predecessor Note) is registered at the close of business on the June 1 or the December 1 (whether or not a Business Day) immediately preceding the relevant Interest Payment Date (a "Regular Record Date"). Payments of such interest will be made by a dollar check drawn on a bank in New York City mailed to the Holder at such Holder's registered address or, upon application by the Holder thereof to the Trustee not later than the applicable Regular Record Date, by transfer to a dollar account (such transfer to be made only to Holders of an aggregate principal amount of Notes in excess of $2,000,000) maintained by the Holder with a bank in New York City. No transfer to a dollar account will be made unless the Trustee has received written wire instructions not less than 15 days prior to the relevant payment date.

  Payments in respect of the principal of (and premium, if any) and interest on any Registered Global Note registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the Notes, including the Registered Global Note, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Registered Global Note, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Registered Global Note, or (ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

  Any payment on the Notes due on any day which is not a Business Day need not be made on such day, but may be made on the next succeeding Business Day with the same force and effect as if made on such due date, and no interest shall accrue on such payment for the period from and after such date. "Business Day," when used with respect to any place of payment, place of conversion or any other place, as the case may be, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in such place of payment, place of conversion or other place, as the case may be, are authorized or obligated by law or executive order to close; provided, however, that a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to close shall not be a Business Day for certain purposes.

  Notes may be surrendered for conversion at the Corporate Trust Office of the Trustee in the Borough of Manhattan, The City of New York. Notes surrendered for conversion must be accompanied by appropriate notices and any payments in respect of interest or taxes, as applicable, as described above under "-- Conversion Rights."

  The Company has initially appointed the Trustee as Paying Agent and Conversion Agent. The Company may at any time terminate the appointment of any Paying Agent or Conversion Agent and appoint additional or other Paying Agents and Conversion Agents, provided that until the Notes have been delivered to the Trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the Notes have been made available for payment and either paid or returned to the Company as provided in the Indenture, it will maintain an office or agency in the Borough of Manhattan, The City of New York for surrender of Notes for conversion. Notice of any such termination or appointment and of any change in the office through which any Paying Agent or Conversion Agent will act will be given in accordance with "-- Notices" below.

  All moneys deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of principal of, premium, if any, or interest on any Notes which remain unclaimed at the end of two years after such payment has become due and payable will be repaid to the Company, and the Holder of such Note will thereafter look only to the Company for payment thereof.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE IN CONTROL

  If a Change in Control (as defined) occurs, each Holder of Notes shall have the right, at the Holder's option, to require the Company to repurchase all of such Holder's Notes not theretofore called for redemption, or any portion of the principal amount thereof, that is $5,000 or an integral multiple of $1,000 in excess thereof, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined), at a price equal to 100% of the principal amount of the Notes to be repurchased, together with interest accrued to the Repurchase Date (the "Repurchase Price").

  The Company may, at its option, in lieu of paying the Repurchase Price in cash, pay the Repurchase Price in Common Stock valued at 95% of the average of the closing bid prices of the Common Stock for the five trading days immediately preceding and including the third day prior to the Repurchase Date; provided that payment may not be made in Common Stock unless the Company satisfies certain conditions with respect to such payment prior to the Repurchase Date as provided in the Indenture.

  Within 30 days after the occurrence of a Change in Control, the Company is obligated to give to all Holders of the Notes notice, as provided in the Indenture (the "Company Notice"), of the occurrence of such Change in Control and of the repurchase right arising as a result thereof. The Company must also deliver a copy of the Company Notice to the Trustee. To exercise the repurchase right, a Holder of Notes must deliver on or before the 30th day after the date of the Company Notice irrevocable written notice to the Trustee of the Holder's exercise of such right, together with the Notes with respect to which the right is being exercised.

  A Change in Control shall be deemed to have occurred at such time after the original issuance of the Notes as there shall occur:

    (i) the acquisition by any Person (including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act) of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions, of shares of capital stock of the Company entitling such Person to exercise 50% or more of the total voting power of all shares of capital stock of the Company entitled to vote generally in elections of directors, other than (A) any such acquisition by the Company, any subsidiary of the Company or any employee benefit plan of the Company or (B) any such acquisition by Warburg, Pincus Ventures, L.P. or any person controlled by or under common control with Warburg, Pincus Ventures, L.P., so long as any such acquisition does not result, directly or indirectly, in a "going private transaction" within the meaning of the Exchange Act; or

    (ii) any consolidation or merger of the Company with or into, any other Person, any merger of another Person into the Company, or any conveyance, sale, transfer or lease of all or substantially all of the assets of the Company to another Person (other than (a) any such transaction (x) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of capital stock of the Company and (y) pursuant to which the holders of the Common Stock immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such transaction and (b) any merger which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock into solely shares of common stock); provided, however, that a Change in Control shall not be deemed to have occurred if the closing bid price per share of the Common Stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the Change in Control or the public announcement of the Change in Control (in the case of a Change in Control under clause (i) above) or the period of 10 consecutive trading days ending immediately before the Change in Control (in the case of a Change in Control under clause (ii) above) shall equal or exceed 105% of the Conversion Price of the Notes in effect on each such trading day. "Beneficial Owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act, as in effect on the date of execution of the Indenture. "Person" includes any syndicate or group which would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

  Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to Holders of the Notes. The Company will comply with this rule to the extent applicable at that time.

  The Company may, to the extent permitted by applicable law, at any time purchase Notes in the open market or, by tender at any price or by private agreement. Any Note so purchased by the Company may, to the extent permitted by applicable law and subject to restrictions contained in the Purchase Agreement, be re-issued or resold or may, at the Company's option, be surrendered to the Trustee for cancellation. Any Notes surrendered as aforesaid may not be re-issued or resold and will be canceled promptly.

  The foregoing provisions would not necessarily afford Holders of the Notes protection in the event of highly leveraged or other transactions involving the Company that may adversely affect Holders.

  The Company's ability to repurchase Notes upon the occurrence of a Change in Control is subject to limitations. There can be no assurance that the Company would have the financial resources, or would be able to arrange financing, to pay the Repurchase Price for all the Notes that might be delivered by Holders of Notes seeking to exercise the repurchase right. Moreover, although under the Indenture the Company may elect, subject to satisfaction of certain conditions, to pay the repurchase price for the Notes using shares of Common Stock, Company's ability to repurchase Notes may be limited or prohibited by the terms of borrowing arrangements, including Senior Indebtedness, existing at the time of a Change in Control. The Company's ability to repurchase Notes with cash may also be limited by the terms of its subsidiaries' borrowing arrangements due to dividend restrictions. Any failure by the Company to repurchase the Notes when required following a Change in Control would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Indebtedness of the Company. Moreover, the occurrence of a Change in Control could result in an event of default under terms of other Senior Indebtedness of the Company. As a result, in each case, any repurchase of the Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Indebtedness is paid in full. In addition, the Company's repurchase of Notes as a result of the occurrence of a Change in Control may be prohibited or limited by, or create an event of default under, the terms of agreements related to borrowings which the Company may enter into from time to time, including agreements relating to Senior Indebtedness. See "--Subordination."

MERGERS AND SALES OF ASSETS BY THE COMPANY

  The Company may not consolidate with or merge into any other Person or convey, transfer, sell or lease its properties and assets substantially as an entirety to any Person, and the Company shall not permit any Person to consolidate with or merge into the Company or convey, transfer, sell or lease such Person's properties and assets substantially as an entirety to the Company unless (a) the Person formed by such consolidation or into or with which the Company is merged or the Person to which the properties and assets of the Company are so conveyed, transferred, sold or leased shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State thereof or the District of Columbia and, if other than the Company, shall expressly assume the payment of the principal of, premium, if any, and interest on the Notes and the performance of the other covenants of the Company under the Indenture, and (b) immediately after giving effect to such transaction, no Event of Default, and no event that, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

EVENTS OF DEFAULT

  The following will be Events of Default under the Indenture: (a) failure to pay principal of or premium, if any, on any Note when due, whether or not such payment is prohibited by the subordination provisions of the Notes and the Indenture; (b) failure to pay any interest (including any Liquidated Damages) on any Note when due, continuing for 30 days, whether or not such payment is prohibited by the subordination provisions of the Notes and the Indenture; (c) failure to provide a Company Notice in the event of a Change in Control whether or not such notice is prohibited by the subordination provisions of the Notes and the Indenture; (d) failure to perform any other covenant of the Company in the Indenture, continuing for 60 days after written notice as provided in the Indenture; (e) any indebtedness under any bonds, debentures, notes or other evidences of indebtedness for money borrowed (or any guarantee thereof) by the Company or any Significant Subsidiary (as defined) in an aggregate principal amount in excess of $10,000,000 is not paid at final maturity thereof (either at its stated maturity or upon acceleration thereof) and such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 30 days after notice as provided in the Indenture; and (f) certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant Subsidiary. Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

  If an Event of Default (other than as specified in clause (f) above with respect to the Company) shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of the Outstanding Notes may, subject to the subordination provisions of the Indenture, accelerate the maturity of all Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of principal of the Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. If an Event of Default as specified in clause (f) above occurs and is continuing, then the principal of, and accrued interest on, all the Notes shall automatically become immediately due and payable without any declaration or other act on the part of the Holders of the Notes or the Trustee. For information as to waiver of defaults, see "--Meetings, Modification and Waiver."

  No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such Proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Note for the enforcement of payment of the principal of, premium, if any, or interest (including Liquidated Damages) on such Note on or after the respective due dates expressed in such Note or of the right to convert such
Note in accordance with the Indenture.

  The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

MEETINGS, MODIFICATION AND WAIVER

  The Indenture contains provision for convening meetings of the Holders of Notes to consider matters affecting their interests.

  Certain limited modifications of the Indenture may be made without the necessity of obtaining the consent of the Holders of the Notes. Other modifications and amendments of the Indenture may be made, and certain past defaults by the Company may be waived, either (i) with the written consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding or (ii) by the adoption of a resolution, at a meeting of Holders of the Notes at which a quorum is present, by the Holders of at least 66 2/3% in aggregate principal amount of the Notes represented at such meeting. However, no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby (a) change the stated maturity of the principal of, or any installment of interest on, any Note, (b) reduce the principal amount of, or the premium, if any, or interest on, any Note, (c) reduce the amount payable upon a redemption or mandatory repurchase, (d) modify the provisions with respect to the repurchase right of the Holders in a manner adverse to the Holders, (e) change the place or currency of payment of principal of, premium, if any, or interest on, any Note (including any payment of Liquidated Damages or of the Repurchase Price in respect of such Note), (f) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (g) modify the obligation of the Company to maintain an office or agency in New York City,
(h) except as otherwise permitted or contemplated by provisions concerning consolidation, merger, conveyance, transfer, sale or lease of all or substantially all of the property and assets of the Company, adversely affect the right of Holders to convert any of the Notes or to require the Company to repurchase any Note other than as provided in the Indenture, (i) modify the subordination provisions in a manner adverse to the Holders of the Notes, (j) reduce the above-stated percentage of outstanding Notes necessary to modify or amend the Indenture, (k) reduce the percentage of aggregate principal amount of outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (l) reduce the percentage in aggregate principal amount of outstanding Notes required for the adoption of a resolution or the quorum required at any meeting of Holders of Notes at which a resolution is adopted, or (m) modify the obligation of the Company to deliver information required under Rule 144A to permit resales of Notes and Common Stock issuable upon conversion thereof in the event the Company ceases to be subject to certain reporting requirements under the United States securities laws. The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the Notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

  The Holders of a majority in aggregate principal amount of the outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture by written consent or by the adoption of a resolution at a meeting. The Holders of a majority in aggregate principal amount of the outstanding Notes also may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest, by written consent.

TITLE

  The Company, the Trustee, any Paying Agent and any Conversion Agent may treat the registered owner (as reflected in the security register) of any Note as the absolute owner thereof (whether or not such Note shall be overdue) for the purpose of making payment and for all other purposes.

NOTICES

  Notice to Holders of the Notes will be given by mail to the addresses of such Holders as they appear in the Security Register. Such notices will be deemed to have been given on the date of such mailing.

  Notice of a redemption of Notes will be given at least once not less than 30 nor more than 60 days prior to the redemption date (which notice shall be irrevocable) and will specify the Redemption Date.

REPLACEMENT OF NOTES

  Notes that become mutilated, destroyed, stolen or lost will be replaced by the Company at the expense of the Holder upon delivery to the Trustee of the mutilated Notes or evidence of the loss, theft or destruction thereof satisfactory to the Company and the Trustee. In the case of a lost, stolen or destroyed Note, indemnity satisfactory to the Trustee and the Company may be required at the expense of the Holder of such Note before a replacement Note will be issued.

GOVERNING LAW

  The Indenture and the Notes are governed by and construed in accordance with the laws of the State of New York, United States of America.

THE TRUSTEE

  In case an event of default shall occur (and shall not be cured), the trustee will be required to use the degree of care of a prudent person in the conduct of his own affairs in the exercise of its powers. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes, unless they shall have offered to the trustee reasonable security or indemnity.

                             PLAN OF DISTRIBUTION

  This Prospectus relates to the offer and sale from time to time by the holders of Notes of an aggregate amount of up to $250,000,000 and Shares issuable upon conversion of such Notes. The Notes were issued in a private placement, and this Prospectus has been prepared in connection with registering the Notes and Shares to allow for sales of Notes and Shares by the applicable Selling Securityholders to the public in accordance with the terms of the Noteholders Registration Rights Agreement. The Company has registered these Securities for sale pursuant to the terms of the Noteholders Registration Rights Agreement, but registration of such Securities does not necessarily mean that any of such Securities will be offered and sold by the holders thereof.

  All of the Securities offered hereby are offered by the Selling Securityholders. The Company will not receive any proceeds from the offering by the Selling Securityholders. The Securities may be sold from time to time to purchasers directly by any of the Selling Securityholders. Alternatively, the Selling Securityholders may from time to time offer the Securities through dealers or agents, who may receive compensation in the form of commissions from the Selling Securityholders and/or the purchasers of Securities for whom they may act as agent. The Selling Securityholders and any dealers or agents that participate in the distribution of Securities may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Securities by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

  At a time a particular offer of Securities is made, a Prospectus Supplement, if required, will be distributed that will set forth the name and names of any dealers or agents and any commissions and other terms constituting compensation from the Selling Securityholders and any other required information. The Securities may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

  In order to comply with the securities laws of certain states, if applicable, the Securities may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the Securities may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

  The Securities may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such Securities as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a Prospectus Supplement; (c) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (d) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such Securities; and (e) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the Selling Securitiesholders may arrange for other broker-dealers to participate.

                                    EXPERTS

  The consolidated financial statements of BEA Systems, Inc. included in the Company's Annual Report on Form 10-KSB for the year ended January 31, 1998 and the supplemental consolidated financial statements of BEA Systems, Inc. included in the Company's current reports on Form 8-K dated September 10, 1998 and Form 8-K/A dated October 29, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated by reference herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  The validity of the issuance of the securities offered pursuant to this Prospectus will be passed upon for the Company by Morrison & Foerster LLP, Palo Alto, California. Certain attorneys at Morrison & Foerster LLP own an aggregate of 34,500 shares of Common Stock of the Company.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the estimated fees and expenses payable by the Company in connection with the issuance and distribution of the Common Stock registered hereby. All of such fees and expenses are estimates, except the Securities Act registration fee.

   Securities act registration fee.................................... $ 73,750
   Printing and duplicating fees......................................   10,000
   Legal fees and expenses............................................   15,000
   Accounting fees and expenses.......................................   10,000
   Miscellaneous expenses.............................................    5,000
                                                                       --------
     *Total........................................................... $113,750
                                                                       ========

--------
*None of the expenses listed above will be borne by the Selling
   Securityholders.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Under Section 145 of the General Corporate Law of the State of Delaware, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Amended and Restated Bylaws also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

  The Registrant's Amended and Restated Certificate of Incorporation provides that the liability of its directors for monetary damages shall be eliminated to the fullest extend permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its Stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the securities laws or state or federal environmental laws. The Registrant maintains a policy of directors' and officers' liability insurance that insures the Company's directors and officers against the cots of defense, settlement or payment of a judgment under certain circumstances.

  Pursuant to written agreement between the respective Selling Securityholders and the Company, the directors and officers of the Company are indemnified by such Selling Securityholders against certain civil liabilities that they may incur under the Securities Act in connection with this Registration Statement and the related Prospectus.

ITEM 16. EXHIBITS

   4.1 Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to Registrant's Registration Statement on Form
        SB-2 (File No. 333-20791))
   4.2 Bylaws of the Registrant (incorporated by reference to Exhibit 3.3 to Registrant's Registration Statement on Form SB-2 (File No. 333-20791))

    *4.3 Form of Indenture Agreement
    *4.4 Form of Promissory Note
    *4.5 Form of Purchase Agreement
    *4.6 Form of Registration Rights Agreement
    *5.1 Opinion of Morrison & Foerster LLP
    12.1 Computation of Ratio of Earnings to Fixed Charges
    23.1 Consent of Ernst & Young LLP, Independent Auditors
    23.2 Consent of Morrison & Foerster LLP (included in Exhibit 5.1)
   *24.1 Power of Attorney (included on signature page hereto)
   *25.1 Statement of Eligibility of Trustee

--------

*Previously filed.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) any deviation from the low or high and of the estimated maximum offering price may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that subparagraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of these securities being registered which remain unsold at the termination of the offering.

  The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, when applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned Registrant hereby further undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 of this registration statement, or otherwise (other than insurance), the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California on November 12, 1998.

                                          BEA SYSTEMS, INC.

                                               William T. Coleman III*
                                          By: _________________________________
                                                 President, Chief Executive
                                                          Officer
                                                 and Chairman of the Board

  Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

             SIGNATURE                         TITLE                  DATE
             ---------                         -----                  ----

       William T. Coleman III*       President, Chief Executive November 12, 1998
____________________________________  Officer, Chairman of the
       William T. Coleman III         Board and Director
                                      (Principal Executive
                                      Officer)

        Edward W. Scott, Jr.*        Executive Vice President   November 12, 1998
____________________________________  of Worldwide Field
        Edward W. Scott, Jr.          Operations, Assistant
                                      Secretary and Director

       /s/ Steve L. Brown            Executive Vice President,  November 12, 1998
____________________________________  Chief Financial Officer
           Steve L. Brown             and Secretary (Principal
                                      Financial and Accounting
                                      Officer)

           Carol A. Bartz*           Director                   November 12, 1998
____________________________________
           Carol A. Bartz

           Cary J. Davis*            Director                   November 12, 1998
____________________________________
           Cary J. Davis

         Stewart K.P. Gross*         Director                   November 12, 1998
____________________________________
         Stewart K.P. Gross

         William H. Janeway*         Director                   November 12, 1998
____________________________________
         William H. Janeway

           Dean O. Morton*           Director                   November 12, 1998
____________________________________
           Dean O. Morton


*By:   /s/ Steve L. Brown
    --------------------------------
           Steve L. Brown
           Attorney-in-Fact

                               INDEX TO EXHIBITS

   4.1 Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to Registrant's Registration Statement on Form
        SB-2 (File No. 333-20791))
   4.2 Bylaws of the Registrant (incorporated by reference to Exhibit 3.3 to Registrant's Registration Statement on Form SB-2 (File No. 333-20791))
  *4.3 Form of Indenture Agreement
  *4.4 Form of Promissory Note
  *4.5 Form of Purchase Agreement
  *4.6 Form of Registration Rights Agreement
  *5.1 Opinion of Morrison & Foerster LLP
  12.1 Computation of Ratio of Earnings to Fixed Charges
  23.1 Consent of Ernst & Young LLP, Independent Auditors
  23.2 Consent of Morrison & Foerster LLP (included in Exhibit 5.1)
 *24.1 Power of Attorney (included on signature page hereto)
 *25.1 Statement of Eligibility of Trustee

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* Previously filed